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June 21, 2018

Re:                             X Financial (CIK No. 0001725033)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on May 31, 2018

Confidential

Ms. Erin E. Martin

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Martin:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 15, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 31, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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General

1.              We are still evaluating your responses to several comments, including comments 6, 19 and 58 of our letter dated February 5, 2018, and comment 13 of our letter dated May 24, 2018.

The Company respectfully noted the Staff’s comments.

Results of Operations

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model, page 101

2.              Please revise your next amendment to quantify the impact on loan facilitation service fees from the cessation of the online intermediary model and offline intermediary model in your discussion of results of operations.

The Company respectfully advises the Staff that the cessation of the online intermediary model and offline intermediary model with funding from banking financial institution partners did not have material and adverse impact on our net revenue generated from loan facilitation service and business operation as we focused on loan facilitation service through the direct model and the service fees under the direct model increased significantly from RMB98.3 million for the three months ended March 31, 2017 to RMB581.6 million (US$92.7 million) for the same period in 2018, resulting in the significant increase of our loan facilitation service fees from RMB170.6 million for the three months ended March 31, 2017 to RMB652.5 million (US$104.0 million) for the same period in 2018. As we ceased the online intermediary model and offline intermediary model with funding from banking financial institution partners, the contribution of loan facilitation service fees of the direct model as a percentage of total net revenue increased from 48.0% for the three months ended March 31, 2017 to 79.9% for the same period in 2018. In contrast, the contribution of loan facilitation service fees of the intermediary model as a percentage of total net revenue decreased from 35.3% for the three months ended March 31, 2017 to 9.8% for the same period in 2018.

In response to the Staff’s comments, the Company has revised the disclosure on page 102 of the Revised Draft Registration Statement.

Loss of Contingent Guarantee Liabilities, page 106

3.              You state that, in December 2017, there was a significant change in the regulatory environment with the release of Circular 141 and Circular 57 and the tightening of industry regulations resulted in an unexpected short-term volatility of borrower credit performance across the industry, especially on products with a shorter term and small loan balance such as Xiaoying Card Loans. Please disclose how the tighter industry regulations contributed to increased defaults and why the impact was greater on shorter-term loans.

In response to the Staff’s comments, the Company has revised the disclosure on pages 108 of the Revised Draft Registration Statement.

Guarantee Liabilities, page 111

4.              We note you attribute the period over period increase in your guarantee liabilities from December 31, 2016 to December 31, 2017 partially to the change in delinquency rate. Considering that net payouts, which represents borrower defaults net of amounts subsequently collected from the borrower, appeared to drive the change in your guarantee liability as reflected on page F-46, please revise your disclosure to also address how the period over period change in net payouts contributed to the period over period change in guarantee liabilities.

In response to the Staff’s comments, the Company has revised the disclosure on page 113 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

5.              You disclose on page F-16 that, according to the contractual agreement with the borrower, upon inception of the loan, you have the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by you or the timing of repayment of the loan. We note on page F-23, that you disclose that you do not have the unconditional right to the consideration at the loan inception and that since September 2017 you record a contract asset when recognizing revenue from facilitation service. Please reconcile these disclosures in your next amendment.

The Company respectfully advises the Staff that before September 2017, the Company had the unconditional right to the entire service fee for all the loan products facilitated on the Group’s platform at loan inception regardless of whether subsequent post-origination or guarantee services are provided by the Group or timing of repayment of the loan. However, the Group does not have unconditional right to the entire service fee at loan inception for certain Xiaoying Card Loan facilitated after September 2017 and Xiaoying Professional Loan after October 2017 because the borrower can early repay these loans and a portion of the monthly service fees for the remaining term will be waived. Therefore, the contract asset was only related to these newly introduced products.  Please refer to the disclosure on page F-16.

6.              We note your response to comment 15 and that the Cap for payments from you to ZhongAn increased from 3.8% at December 31, 2017 to 8.46% at March 31, 2018 as a result of an increase in defaults. Please revise to disclose the Cap of 8.46% in the first quarter of 2018 in your next amendment.

The Company respectfully advises the Staff that the Cap is correct at 8.62% per annum for the loans facilitated from January 2018 to March 2018.  The Company’s response to comment 15 should have stated 8.62% per annum.

Note 4. Fair Value of Assets and Liabilities, pages F-40 and F-73

7.              You state that under the new agreement with ZhongAn, your exposure is limited to the lower of (1) total contractual guarantee fees to be collected from Xiaoying Card loan borrowers for loans facilitated during the period or (2) a pre-agreed percentage (the “Cap”) of the total principal for Xiaoying Card loans facilitated during the period. Please address the following:

•                  Disclose what drove the RMB 46,114,106 change in fair value of your financial guarantee derivative from December 31, 2017 to March 31, 2018;

The Company respectfully advises the Staff that the RMB 46,114,106 change in fair value of the financial guarantee derivative represents the Company’s estimated losses associated with the Xiaoying Card Loan products facilitated during the first quarter of 2018 under the new agreement with ZhongAn. The losses were driven by estimated guarantee service fees that the Group is obligated to pay to ZhongAn but are not able to collect from the borrowers due to default or prepayment. This is because the Group’s payment to ZhongAn under the guarantee arrangement is determined based on the contractual guarantee fees, subject to a pre-agreed Cap, rather than the actual guarantee collected from the borrowers. In response to the Staff’s comment, the Company has revised its disclosures on pages F-40 and F-75.

•                  Disclose why you have included guarantee fees received but not contractual guarantee fees to be collected from borrowers in the determination of the derivative liability and rollforward; and

The Company respectfully advises the Staff that the net exposure to the uncollectible guarantee fees (which is calculated based on contractual guarantee fees) is already included in the determination of the Change in fair value of financial guarantee derivative (please refer to the response to the previous bullet point). The Company estimates all the guarantee fees collected from the borrowers are to be ultimately paid to ZhongAn, because the estimated default rate is higher than the guarantee service fee rate charged by the Company. Therefore, the guarantee fees received are recorded as an addition to derivative liability upon receipt.  When the fees are paid to ZhongAn, the derivative liability is then reduced correspondingly.

In response to the Staff’s comment, the Company has revised its disclosures on pages F-40 and F-75.

•                  Disclose how you have captured the impact of the Cap in the determination of the derivative liability.

The Company respectfully advises the Staff that the impact of the Cap is considered in determining the contractual compensation payable to ZhongAn, which in turn determines the Company’s net exposure under the arrangement. In response to the Staff’s comment, the Company has revised its disclosures on pages F-40 and F-75.

•                  Disclose total Xiaoying Card loans related to the guarantee derivative liability facilitated during the respective periods;

In response to the Staff’s comment, the Company has revised its disclosures on pages F-40 and F-74.

•                  Disaggregate guarantee fees received from borrowers and compensation paid to ZhongAn by vintage;

In response to the Staff’s comment, the Company has revised its disclosures on pages F-40 and F-74.

•                  Disclose the contractual guarantee fees to be collected from the borrowers for loans facilitated by vintage;

In response to the Staff’s comment, the Company has revised its disclosures on pages F-40 and F-74.

•                  Disaggregate the maximum potential undiscounted future payments you would be required to make of RMB 566,145,428 by vintage;

In response to the Staff’s comment, the Company has revised its disclosures on page F-74.

•                  Disclose the maximum potential payment to ZhongAn based on the pre-agreed Cap by vintage; and

In response to the Staff’s comment, the maximum potential payment to ZhongAn based on the pre-agreed Cap is the same as the maximum potential undiscounted future payments the Company would be required to make.

In response to the Staff’s comment, the Company has revised its disclosures on pages F-40 and F-74.

•                  Reconcile the Xiaoying Card loan outstanding loan balances for the periods presented to the total outstanding loan balance for Xiaoying Card loans disclosed on page 139.

The Company respectfully advises the Staff that the reconciliation is as follow:

The Company respectfully advises the Staff that the reconciliation is as follow:

	Year ended December 31,	Three months ended March 31,
	2017	2018
	RMB million	RMB million
Xiaoying Card Loan balance under financial guarantee derivative	5,240	8,912
Xiaoying Card Loan balance under guarantee liability	2,862	1,759
Total Xiaoying Card Loan balance	8,102	10,671

Xiaoying Card Loan balance on page 142	8,102	10,671

Note 7. Guarantee Liabilities, pages F-45 & F-78

8.              You disclose on page F-47 that the maximum potential undiscounted future payment that you would be required to make is the outstanding balance of loans facilitated by you, including the loans at fair value held by the Consolidated Trusts. Please reconcile the maximum undiscounted future payments that you would be required to make (estimated at RMB 10.6 billion at December 31, 2017 and RMB 5.5 billion at March 31, 2018) to total loans outstanding as disclosed on page 139 and disaggregate by loan type.

The Company respectfully advises the Staff that the reconciliation is as follow:

As of December 31, 2017	Outstanding loan balance (as disclosed on page 139)	Loan balance not guaranteed by the Company (1)	Defaulted loans already compensated(2)	Undiscounted future payment of principal	Undiscounted future payment of interest(3)	Total undiscounted future payment(4)
	A	B	C	D=A-B-C	E	F=D+E

Internet Channel	1,048	—	17	1,032	7	1,039
Xiaoying Housing Loan	1,919	—	198	1,721	11	1,732
Other products	551	—	15	537	4	541
Xiaoying Card Loan	8,102	5,240	165	2,697	18	2,715
Xiaoying Preferred Loan	6,658	2,110	49	4,500	30	4,530
Total	18,278	7,350	444	10,487	70	10,557

As of three month ended March 31, 2018	Outstanding loan balance (as disclosed on page 142)	Loan balance not guaranteed by the Company (1)	Defaulted loans already compensated(2)	Undiscounted future payment of principal	Undiscounted future payment of interest(3)	Total undiscounted future payment(4)
	A	B	C	D=A-B-C	E	F=D+E

Internet Channel	1,133	—	11	1,122	7	1,129
Xiaoying Housing Loan	1,148	—	228	920	6	926
Other products	82	—	26	57	—	57
Xiaoying Card Loan	10,671	8,912	400	1,360	9	1,369
Xiaoying Preferred Loan	6,999	3,696	82	3,221	21	3,242
Total	20,033	12,608	747	6,680	43	6,723

(1)         This column represents the outstanding loan balance that the Company does not provide guarantee on, which mainly included the loan products facilitated under the new ZhongAn model and those fully guaranteed by Jiangxi Ruijing.

(2)         This column represents the principal amount of defaulted loans guaranteed by the Company where compensation had already been made as of period end and therefore the Company no longer has any future obligations under the guarantee arrangement.  Since these loans are yet to be charged-off, they are included in the loan outstanding balance that have not been charged-off as disclosed on page 142.

(3)         This column represents the estimated interest the Company is obligated to compensate the investors for defaulted loans. .

(4)         Total undiscounted future payment including both principal and estimated interest payment.  The maximum potential undiscounted future payment related to guarantee service as of March 31, 2018 should be RMB 6.7 billion and has been revised in the Amended Registration Statement on page F-82. The Company further advises the Staff that no other numbers were impacted and the Company believes that correcting the error was appropriate.

9.              We note for the period ending March 31, 2018, you recognized an incremental contingent liability of RMB 92,894,820 or 86% of the guarantee liability relating to Xiaoying Preferred loans at January 1, 2018 due to the tightened liquidity environment as a result of the release of a series of new regulations. Please tell us and disclose why the related estimated default rate of 3.10% did not change from December 31, 2017 to March 31, 2018 despite the incremental contingent liability recognized in Q1 ‘18.

The Company respectfully advises the Staff that the 3.10% was a typographical error and the disclosure has now been fixed to 4.69% for the period ending March 31, 2018 on page F-80. The Company further advises the Staff that the guarantee liability relating to Xiaoying Preferred Loans was not impacted and the Company believes that correcting the error was appropriate.

10.       We note that beginning in March 2018, Jiangxi Ruijing, an equity investee, will provide guarantee service for an identified portfolio of loans facilitated on your platform and engages directly with the borrowers and investors. Please specifically identify the loans that Jiangxi guarantees, including the related original and outstanding balance.

In response to the Staff’s comment, the Company has revised its disclosures on page F-83.

11.       Please revise your next amendment to summarize, in a tabular format, all of your guarantee agreements, including the terms of the agreements, the types of loans guaranteed, the principal balance of loans guaranteed, how you monitor the financial condition and credit quality of guarantors (credit rating, financial strength, etc.), and any other information about these agreements that would be useful to an investor.

In response to the Staff’s comment, the Company has added the following disclosure on page 128 in the Amended Registration Statement. The terms of the agreements have already been discussed in pages 126 and 127 in the Amended Registration Statement and hence it was not separately disclosed in the table.

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If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Yue (Justin) Tang, Chief Executive Officer

Mr. Jie (Kevin) Zhang, Chief Financial Officer

X Financial

Ms. Dan Ouyang, Esq.

Mr. Weiheng Chen, Esq.

Mr. Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP